Exhibit 99.1

Catalyst Paper announces Amendments to Plan of Arrangement

RICHMOND, BC, May 15, 2012 /CNW/ - Catalyst Paper today announced that it has amended its proposed Plan of Arrangement (the Plan) under the Companies' Creditors Arrangement Act. The Plan as so amended (the Amended Plan) will be considered by Catalyst Paper's secured and unsecured creditors at the meetings scheduled for May 23, 2012 (the Meetings).

"We're pleased that over the past weeks, the various stakeholders, advisors and the company have worked diligently to craft an agreement that sizably reduces the company's debt level," said Kevin J. Clarke, President and Chief Executive Officer. "This agreement, with the support of creditors at the meetings on May 23, 2012, will enable Catalyst to emerge from creditor protection with improved liquidity and the capacity to return and sustain normal trade terms for the foreseeable period."

The court-appointed monitor (the Monitor) is recommending that creditors vote in favour of the Amended Plan at the Meetings. Catalyst Paper's Board of Directors is unanimously recommending that all holders of First Lien Notes, Unsecured Notes and General Unsecured Claims vote in favour of the Amended Plan at the Meetings.

For more information please refer to Catalyst Paper's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings. In the event there is any inconsistency between the terms of the Amended Plan and the summary of the Amended Plan set forth below, the Amended Plan will govern.

The principal changes to the Plan include:

•         A reduction of US$120 million in the amount of notes to be issued under the Amended Plan so that the total debt reduction under the Amended Plan will be US$435 million (rather than the US$315 million reduction under the Plan);

•         the reduction of the principal amount of New First Lien Notes to be issued under the Plan from US$325 million to US$250 million; and

•         the elimination of the New First Lien Coupon Notes to be issued under the Plan (approximately US$45 million);

•         the distribution of 50% of the net proceeds (PREI Proceeds Pool) from the sale of Catalyst Paper's interest in Powell River Energy Inc. and Powell River Energy Limited Partnership (PREI Interest) to Unsecured Creditors who do not receive a Convenience Cash Amount or elect to receive equity;

•         100% of the New Common Shares to be issued to holders of the First Lien Notes subject to the ability for Unsecured Creditors to elect (Equity Election) to acquire up to 600,000 New Common Shares (4%) rather than receive cash from the PREI Proceeds Pool or the Maximum Convenience Claims Pool; and

•         the elimination of the issuance of the Warrants under the Plan.

There were no changes to the provisions of the Plan relating to the payment of Convenience Cash Amounts.

The Amended Plan

Specifically, the Amended Plan treats each of the creditor classes as follows:

11% Senior Secured Notes due 2016 (First Lien Notes)

•         Pursuant to the Amended Plan, Catalyst Paper's US$390.4 million aggregate principal amount of outstanding First Lien Notes will be exchanged for:

•         US$250 million aggregate principal amount of 11% first lien notes due November 1, 2017 (New First Lien Notes) allocated as to US$182 million on account of the Class A Notes and US$68 million on account of the Class B Notes; and

•         14.4 million New Common Shares of Catalyst Paper (being 100% of the outstanding common shares of Catalyst Paper subject to dilution from the issuance of common shares to Unsecured Creditors who make the Equity Election described below and under any Management Incentive Plan), 10,502,352 New Common Shares on account of the Class A Notes and 3,897,648 New Common Shares on account of the Class B Notes.

Prior to this amendment, the Plan provided that the outstanding First Lien Notes would be exchanged for (a) US$325 million aggregate principal amount of New First Lien Notes (b) 80% of Catalyst Paper's New Common Shares and (c) New First Lien Coupon Notes in a principal amount equal to accrued and unpaid interest on the New First Lien Notes as of the Effective Date.

7 3/8% Senior Notes Due 2014 (Unsecured Notes)

•         Pursuant to the Amended Plan, Catalyst Paper's US$250 million aggregate principal amount of outstanding Unsecured Notes will be exchanged as follows:

•         unless the holder of Unsecured Notes has made an Equity Election, such holder will receive its pro rata share (calculated by reference to the aggregate amount of all claims of Unsecured Creditors allowed under the Plan) of the PREI Proceeds Pool; and

•         each holder of Unsecured Notes may elect (the Equity Election) to receive its pro rata share (calculated by reference to the aggregate amount of all claims of Unsecured Creditors allowed under the Plan) of 600,000 New Common Shares of Catalyst Paper rather than participate in the PREI Proceeds Pool. An Equity Election Form and information on how to make such election will be provided to Unsecured Creditors following the Sanction Order.

General Unsecured Claims

•         Pursuant to the Amended Plan, in exchange for all General Unsecured Claims, each holder of an allowed General Unsecured Claim shall receive:

•         Unless the holder of such General Unsecured Claim has made an Equity Election or a Cash Election or is a Convenience Creditor, such holder will receive its pro rata share (calculated by reference to the aggregate amount of all claims of Unsecured Creditors allowed under the Plan) of the PREI Proceeds Pool;

•         Each holder of an allowed General Unsecured Claim who has not made a Cash Election may elect by way of the Equity Election to receive its pro rata share (calculated by reference to the aggregate amount of all claims of Unsecured Creditors allowed under the Plan) of 600,000 New Common Shares of Catalyst Paper rather than receive such holder's pro rata share of the PREI Proceeds Pool or Convenience Cash Amount. Holders of General Unsecured Claims who have filed a Cash Election under the prior Plan and who wish to file an Equity Election under the Amended Plan must revoke their prior Cash Election prior to the date of the meetings. See "Revoking a Cash Election" below; and

•         Each holder of a General Unsecured Claim equal to or less than C$10,000 (unless such holder makes an Equity Election) and holders of General Unsecured Claims in an amount over C$10,000 who validly file a Cash Election (pursuant to which the allowed amount of such holder's General Unsecured Claim will be reduced to C$10,000), will receive cash in an amount equal to 50% of such holder's allowed General Unsecured Claim, provided that the aggregate amount of cash payable to all such holders shall not exceed C$2.5 million.

Prior to this amendment, the Plan provided that the outstanding Unsecured Notes and General Unsecured Claims would be exchanged for (a) 20% of Catalyst Paper's New Common Shares (b) Warrants exercisable, on a cashless basis, to acquire up to 15% of the fully diluted New Common Shares of Catalyst Paper for up to four years from the effective date of the Plan and (c) in respect of holders of General Unsecured Claims in an amount equal to or less than C$10,000 (or who agreed to reduce their claim to such amount), cash in an amount equal to up to 50 percent of such holder's General Unsecured Claims (unless they elected to receive the New Common Shares and Warrants referred to above), provided that the aggregate amount of cash payable to such holders would not exceed C$2.5 million.

PREI Proceeds Pool

Under the Amended Plan, Catalyst has agreed to use commercially reasonable efforts to sell all of its right, title and interest in Powell River Energy Inc. and the Powell River Energy Limited Partnership (PRELP) comprising 50,001 common shares in Powell River Energy Inc., long term subordinated debt of $20.8 million owed by Powell River Energy Inc. to Catalyst Paper Energy Holdings Inc. and a 49.95% limited partnership interest in PRELP. The PREI Proceeds Pool shall consist of an amount equal to 50% of the net proceeds received by Catalyst on account of the sale of the PREI Interest. The sale shall be conducted pursuant to an amended sale and investor solicitation process, which would likely not include a stalking horse bid, to be established and approved by the Supreme Court of British Columbia (Court) following obtainment of the Sanction Order for the Plan and is subject to the terms of a contractual right of first refusal in favour of Catalyst's joint venture partner.

Power River Energy Inc. owns two hydroelectric dams near the Powell River mill, with a combined generating capacity of 83 megawatts. Pursuant to a power purchase agreement between Catalyst Paper and Power River Energy Inc., Power River Energy Inc. provides the power generated by its facilities to Catalyst Paper at a fixed rate approximating current British Columbia Hydro and Power Authority rates. Power River Energy Inc.'s hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill, although this amount varies depending on hydrological conditions. The power purchase agreement will continue following the sale.

New First Lien Notes

•         There are no material changes to the terms of the New Notes under the Amended Plan other than as described above and other than:

•         the Priority Lien Debt Cap will be reduced from US$400 million to US$325 million;

•         the definition of Threshold PIK Notes will be revised to refer to New Notes outstanding, if any, in excess of US$250 million (as opposed to US$325 million), excluding any New Notes issued after the issue date (other than any PIK notes); and

•         the maturity date of the New Notes will be November 1, 2017 rather than October 30, 2017.

Required Approvals

Implementation of the Amended Plan will be subject to the requisite approval by Catalyst Paper's secured and unsecured creditors at the Meetings to be held on May 23, 2012, the approval of the Court and, to the extent applicable, the approval of the United States Bankruptcy Court for the District of Delaware. In the event the Amended Plan is not approved at the Meetings, Catalyst Paper will commence a sale transaction in accordance with certain agreed and Court-approved sale and investor solicitation procedures.

Conditions and Timing of Distributions

Implementation of the Amended Plan remains subject to a number of other conditions including a condition that Catalyst shall have entered into agreements with respect to a new ABL Facility and, if necessary, Exit Facility, satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders. The conditions are set out in the Amended Plan and in the Circular. Please see below for information as to how to obtain a copy of these documents. Under the Amended Plan, each of these conditions must be satisfied within 45 days of the date of the Sanction Order unless such condition is waived or the date for fulfillment is extended in accordance with the provisions of the Amended Plan.

The Amended Plan contemplates that distributions to the holders of the Unsecured Notes and General Unsecured Creditors (other than General Unsecured Creditors who are receiving the Convenience Cash Amount) will not be made until all claims of Unsecured Creditors being disputed have been allowed or determined by Final Order in accordance with the Claims Procedure Order.

Voting

Catalyst Paper's Board of Directors is unanimously recommending that all holders of First Lien Notes, Unsecured Notes and General Unsecured Claims vote in favour of the Amended Plan at the Meetings. The Meetings to consider the Amended Plan will be held on May 23, 2012 at the Westin Wall Centre, Vancouver Airport, 3099 Corvette Way, Richmond, BC at 10:00 am for Unsecured Creditors (including holders of Unsecured Notes and General Unsecured Claims) and 11:00 am for First Lien Noteholders.

For instructions on how to vote at the Meetings, please refer to the Circular (available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Please contact the Monitor with any questions regarding voting.

Revoking a Proxy

•         Individuals who have already submitted a proxy may revoke their proxy by delivering to the Monitor a document specifying that the proxy is revoked that is signed by the individual or the individual's attorney duly authorized in writing.

•         Creditors who are not individuals who have already submitted a proxy may revoke their proxy by delivering to the Monitor a document specifying that the proxy is revoked that is signed by a duly authorized officer or attorney thereof.

Such documents must be delivered to the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com prior to the commencement of the Meetings.

Holders of First Lien Notes and Unsecured Notes who wish to change voting instructions previously given should contact Globic Advisors, Inc. (Attention: Robert Stevens) at One Liberty Plaza, 23rd Floor, New York, NY 10006, phone: 212-227-9699, facsimile: 212-271-3252 or email: rstevens@globic.com for additional information.

Revoking a Cash Election

Holders of General Unsecured Claims in excess of $10,000 who previously filed an election (Cash Election) to receive cash for their General Unsecured Claim may revoke their Cash Election by contacting the Monitor (please see the contact information below) and completing the form that will be provided by the Monitor. Any previously filed Cash Election must be revoked prior to the date of the Meetings in order to make an Equity Election.

Certain Canadian Federal Income Tax Considerations

The following discussion supplements the summary of certain Canadian federal income tax considerations of the Restructuring located under the heading "Certain Canadian Federal Income Tax Considerations" (the Canadian Tax Disclosure) in the Circular.  The following summary is of a general nature only and is not intended to be, nor should be construed to be, legal or tax advice to any particular Affected Claimholder.  This discussion is subject to the limitations, assumptions and caveats set out in the Canadian Tax Disclosure.  Consequently, Affected Claimholders are urged to consult read carefully the following discussion, the Canadian Tax Disclosure and to consult their own tax advisors for advice as to the tax considerations in respect of the Restructuring having regard to their particular circumstances.

Residents of Canada

Pursuant to the Restructuring, Resident Affected Claimholders will dispose of their First Lien Notes and will receive consideration comprised of the New First Lien Notes and New Common Shares.  Similarly, Resident Affected Claimholders will dispose of their Unsecured Notes or General Unsecured Claims, as applicable, and will receive consideration comprised of a pro rata share of the PREI Proceeds Pool, New Common Shares or cash, as applicable.  In general, the transfer by a Resident Affected Claimholder of its First Lien Notes, Unsecured Notes or General Unsecured Claims for New Common Shares, New First Lien Notes, PREI Proceeds Pool or cash, as applicable, pursuant to the Restructuring will result in a gain or loss as described in the Tax Disclosure.  Resident Affected Claimholders will be required to value their share of the PREI Proceeds Pool as of the Effective Date based on all available facts and circumstances at the time they file their tax returns.  Because the amount of cash to be received under the PREI Proceeds Pool is uncertain, the fair market value of the PREI Proceeds Pool is not clear.  A Resident Affected Claimholder's adjusted cost base of its pro rata share of the PREI Proceeds Pool received pursuant to the Restructuring will be equal to the fair market value thereof on the Effective Date.

A Resident Affected Claimholder holding First Lien Notes or Unsecured Notes will generally be required to include in its income the amount of interest in respect of the First Lien Note or the Unsecured Notes as described in the Tax Disclosure in the context of the Unsecured Notes (under the heading "Disposition of Unsecured Notes, First Lien Notes and General Unsecured Claims"); however, where a Resident Affected Claimholder is required to include an amount in income on account of interest on the First Lien Notes or Unsecured Notes, as the case may be, that is not paid on the Restructuring, the Resident Affected Claimholders should be entitled to a deduction in computing income of an equivalent amount.

A Resident Affected Claimholder that holds its Unsecured Notes in a trust governed by a Deferred Plan should consult its tax advisors for purposes of determining whether the Restructuring, including the right to receive PREI Proceeds Pool, will give rise to any adverse tax consequences.

Non-Residents of Canada

No taxes will be payable under the ITA by a Non-Resident Affected Claimholder upon the disposition of the First Lien Notes, the Unsecured Notes or the General Unsecured Claims by the Non-Resident Affected Claimholder to the Corporation for New Common Shares, New First Lien Notes, PREI Proceeds or cash, as applicable, pursuant to the Restructuring.

To the extent that amounts received under the PREI Proceeds Pool by a Non-Resident Affected Claimholder constitutes "participating debt interest" for purposes of the ITA, such amount will be subject to Canadian withholding tax at the rate of 25%, subject to relief provided under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Affected Claimholder resides.

Certain U.S. Federal Income Tax Considerations

The following discussion supplements the summary of certain material U.S. federal income tax consequences of the Restructuring located under the heading "Certain U.S. Federal Income Tax Considerations" (the Tax Disclosure) in the Circular. This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, and U.S. Holders are urged to read carefully the Tax Disclosure and to consult their own tax advisors.

The exchange of First Lien Notes for New First Lien Notes and New Common Shares should constitute a recapitalization, as discussed in the Tax Disclosure, and a U.S. Holder that exchanges First Lien Notes generally will not recognize any gain or loss as a result of such exchange (except to the extent of any New First Lien Notes or New Common Shares allocable to accrued and unpaid interest) and will have a holding period for the New First Lien Notes and New Common Shares (except to the extent allocable to accrued and unpaid interest) that includes its holding period of the First Lien Notes.

The exchange of Unsecured Notes for a pro rata share of the PREI Proceeds Pool will be a taxable exchange, and a U.S. Holder of Unsecured Notes who does not make a valid Equity Election will recognize gain or loss equal to the difference between its basis in the Unsecured Notes and its share of the PREI Proceeds Pool received in exchange therefor (except to the extent attributable to accrued and unpaid interest, which a U.S. Holder will recognize as ordinary income to the extent it has not already). The Exchange of Unsecured Notes for New Common Shares should constitute a recapitalization, as discussed in the Tax Disclosure, and any U.S. Holders of Unsecured Notes who make a valid Equity Election generally will not recognize any gain or loss as a result of such exchange (except to the extent of any New Common Shares allocable to accrued and unpaid interest) and will have a holding period for the New Common Shares (except to the extent allocable to accrued and unpaid interest) that includes its holding period of the Unsecured Notes.

U.S. Holders of General Unsecured Claims will recognize gain or loss as described in the Tax Disclosure.

Further Information and Monitor Contact Information

A copy of the Amended Plan as well as additional information concerning the Amended Plan and the Meetings is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Creditors who have questions about the Amended Plan or the Meetings may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

This press release is not an offer to sell or the solicitation of an offer to buy the New First Lien Notes or the New Common Shares to be issued in connection with the Amended Plan. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the plan of arrangement and the benefits to the company of the plan of arrangement, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the First Lien Notes and Unsecured Notes and other creditors, and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 22:35e 15-MAY-12